UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______

Commission File Number: 001-37552

WillScot Mobile Mini 401(k) Plan
(Full title of the Plan)

(Name of the issuer of the securities held pursuant to the Plan)

4646 E VAN BUREN ST., SUITE 400
PHOENIX, ARIZONA 85008
(Address of principal executive office of the issuer)

WILLSCOT MOBILE MINI 401(k) PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

WillScot Mobile Mini Holdings Corp. Retirement Plan Committee and Plan Participants
WillScot Mobile Mini 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the WillScot Mobile Mini 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2020.

Owings Mills, Maryland
June 17, 2022

10200 Grand Central Avenue · Suite 250 · Owings Mills · Maryland 21117 · P 410.584.0060 · F 410.584.0061

WillScot Mobile Mini 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments - at fair value, participant directed	$207,746,250	$130,858,897
Investments - at contract value, participant directed	5,158,985	5,625,776
Notes receivable from participants	4,355,709	2,418,404
Employer contributions receivable	353,371	—
Net Assets Available for Benefits	$217,614,315	$138,903,077

The accompanying notes are an integral part of these financial statements.

WillScot Mobile Mini 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2021
Additions
Investment Income:
Net appreciation in fair value of investments	$20,194,878
Interest and dividends	5,578,466
Total Investment Income	25,773,344

Interest income on notes receivable from participants	191,576

Contributions:
Employer	10,778,994
Participants	18,667,444
Rollovers	3,183,293
Total Contributions	32,629,731

Total Additions	58,594,651

Deductions:
Benefits paid to participants	22,335,249
Administrative expenses	414,825
Total Deductions	22,750,074

Transfers from another plan	42,866,661

Net increase	78,711,238
Net Assets Available for Benefits, Beginning of Year	138,903,077
Net Assets Available for Benefits, End of Year	$217,614,315

The accompanying notes are an integral part of this financial statement.

WillScot Mobile Mini 401(k) Plan
Notes to the Financial Statements
NOTE 1- Description of Plan
General
The WillScot Mobile Mini 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Williams Scotsman, Inc. (the "Company" or the "Plan Sponsor"). The Plan covers substantially all employees of the Company and of Mobile Mini, Inc., who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is the Plan Administrator. The WillScot Mobile Mini Holdings Corp. Retirement Plan Committee (the "Committee") determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Company.
On July 1, 2020, WillScot Corporation ("WillScot"), and Mobile Mini, Inc. ("Mobile Mini") merged (the "Merger"). Immediately following the Merger, WillScot changed its name to WillScot Mobile Mini Holdings Corp. As a part of the Merger with WillScot, the Mobile Mini, Inc. Profit Sharing Plan and Trust (the "Mobile Mini Plan") was merged into the Williams Scotsman, Inc. 401(k) Plan (the "Williams Scotsman Plan"), which was renamed to be known as the WillScot Mobile Mini 401(k) Plan. The merger of the Mobile Mini Plan and the Williams Scotsman Plan was effective January 1, 2021, and the Mobile Mini Plan assets transferred to the WillScot Mobile Mini 401(k) Plan during January and February 2021.
The following is a brief description of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Recent Legislation
The Setting Every Community Up for Retirement Enhancement ("SECURE") Act was enacted in December 2019 and became effective January 1, 2020. The SECURE Act was designed to encourage investing for retirement by increasing the required minimum distribution age and making certain other changes to certain tax-qualified retirement plans. In March 2022, the Secure Act 2.0 was passed, which built on the original SECURE Act's focus on expanding retirement plan coverage and participation. The Plan will incorporate the SECURE 2.0 Act changes in its Plan document by the deadlines prescribed in the legislation.
Contributions
Each year, participants may contribute to the Plan up to 90% of eligible compensation and up to 100% of the participants' performance bonuses as pre-tax and/or Roth contributions, as described in the Plan document and subject to Internal Revenue Code (the "IRC") limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are not permitted to make after-tax contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.
All eligible employees, as defined in the Plan, may begin contributing to the Plan after one month of employment. All newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by 1% each year to a maximum rate of 6%.
The Company makes a matching contribution equal to 100% of the first 3% of employees' contributions and 50% of the next 3% of participants' contributions. The matching Company contribution can be invested into various investment options offered by the Plan at participant's discretion. The Company may also make a non-elective contribution, which is allocated to each eligible participant in the same ratio that each eligible participant's compensation for the Plan year bears to the total compensation of all eligible participants for the Plan year. During the year ended December 31, 2021, the Company did not make a non-elective contribution to the Plan. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.
Participant Accounts
Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company's non-elective contributions and Plan earnings or losses. Participant accounts are charged with an allocation of plan administrative expenses. Allocations are based on participant's earnings, account balances, or specific participant transactions, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their rollover contributions, after-tax contributions, qualified non-elective contributions, deferral contributions, and any earnings thereon. Generally, participants become fully vested with respect to employer contributions upon completion of three years of service as defined in the Plan document.

Forfeited Accounts
As of December 31, 2021 and 2020, forfeited non-vested accounts were $132,602 and $425,017, respectively. Forfeitures are retained in the Plan and are first used to pay administrative expenses. Remaining amounts reduce future employer contributions. In 2021, $204,201 was used to offset Company contributions and $136,452 was used to offset Plan expenses.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance less the highest outstanding loan balance during the prior twelve-month period. Each participant is only allowed to apply for one loan each year and have only one loan outstanding at any given time. The loans are secured by the balance in the participant's account. Loan terms range from five years up to 10 years for the purchase of a principal residence. All loans bear a reasonable rate of interest as determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid through payroll deductions.
Benefit Payments
Participants or their beneficiaries are eligible for distributions upon termination, retirement, disability, or death. Participants have the right to designate the method of payment of retirement benefits within the limitations specified in the Plan. Participants are also eligible for certain types of in-service withdrawals specified in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.
Plan Termination
The Company reserves the right to terminate the Plan at any time by taking appropriate action as circumstances may dictate. In the event of Plan termination, each participant will become 100% vested in their accounts. The Plan Administrator will facilitate the distribution of account balances in single lump sum payments to each participant in accordance with plan provisions until all assets have been distributed.
Administrative Expenses
Administrative expenses consist of but are not limited to recordkeeping, accounting, legal and trustee services. General plan administrative expenses are paid from participant accounts. Participants are responsible for a loan setup fee of $75 and an annual loan maintenance fee of $25.

NOTE 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for the benefit-responsive investment contracts, which are valued at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Committee determines the Plan's valuation policies utilizing information provided by the Plan's investment advisory and the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Participant contributions are recorded in the period that the Company makes payroll deductions from eligible Plan participants. Employer contributions are recognized in the period in which they become obligations of the Company.
Payment of Benefits
Benefits and withdrawals are recorded when paid.
Administrative Expenses
Expenses of maintaining the Plan are paid by the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation/(deprecation) of fair value of investments.

NOTE 3 - Investments
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.
Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2021 and 2020.
•Mutual funds: Valued at the daily closing price as reporting by the fund. Mutual funds held by the Plan are open-end mutual funds registered with the US Securities Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, which the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1		Level 2		Level 3		Total
Mutual Funds	$204,789,321		$—		$—		$204,789,321
WillScot Mobile Mini Holdings Corp. common stock fund	2,956,929		—		—		2,956,929
Total assets measured at fair value	$207,746,250	—	$—	—	$—	—	$207,746,250

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$130,858,897	$—	$—	$130,858,897
There were no transfers into or out of Level 3 during 2021 or 2020.
The Plan invests in the Fidelity Managed Income Portfolio (the "Portfolio"), Wells Fargo Stable Value Fund (the "WF Fund"), and the Morley Stable Value Fund (the "MSV Fund"). The Portfolio is a comingled pool dedicated exclusively to the management of the assets of employee benefit plans, with the primary objective to seek the preservation of capital while providing income over time that is consistent with the preservation of capital. The WF Fund seeks safety of principal and consistency of returns while attempting to maintain minimal volatility. The WF Fund is designed for participants seeking more income than money market funds without the price fluctuation of stock or bond funds. The MSV Fund is a collective investment trust that seeks to provide preservation of capital, stable returns and a low risk profile. The MSV Fund is designed for participants seeking income without the price fluctuation of stock or bond funds. All three are maintained in a separate account established by the Trustee.
The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As described in Note 2, because the Portfolio and the MSV Fund invest in contracts that are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. The interest rates are reviewed periodically, but not less than annually.
Investments at contract value held by the Plan as of December 31, 2021 and 2020, totaled $5,158,985 and $5,625,776, respectively. The Portfolio investments totaled $4,646,718 and $4,501,577 as of December 31, 2021 and 2020, respectively. The MSV Fund investments totaled $512,267 as of December 31, 2021. The WF Fund investments totaled $1,124,199 at December 31, 2020.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These may be different under each contract. Such events include the following:
1. Amendments to the Plan documents (including complete or partial Plan termination or merger with another plan);
2. Changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions;
3. Bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan;
4. The failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; and/or
5. Premature termination of the contract.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with contract issuers, and that also would limit the ability of the plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
1. An uncured violation of the Plan’s investment guidelines;
2. A breach of material obligation under the contract;
3. A material misrepresentation; and/or
4. A material amendment to the agreements without the consent of the issuer.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. The investment contracts do not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 4 - Related Party Transactions
The Plan holds investments in common stock of WillScot Mobile Mini Holding Corp., the ultimate parent of the Plan Sponsor, and in funds managed by affiliates of Fidelity Management Trust Company ("Fidelity"), the custodial trustee of the Plan. Income on investments in Fidelity funds are at the same rates as non-affiliated holders of these securities and, as such, these transactions qualify as exempt party-in-interest.

NOTE 5 - Income Tax Status
The Plan was designed using a pre-approved plan document which received an opinion letter from the IRS dated June 30, 2020, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS and state jurisdictions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - Subsequent Events
The Plan Sponsor evaluated the accompanying financial statements for subsequent events and transactions and has determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

WillScot Mobile Mini 401(k) Plan
Schedule H, Line 4i- Schedule of Assets (Held at End of Year)
As of December 31, 2021
EIN: 52-0665775, Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of issue	Description of investments	Current value
	Mutual Funds
	American Funds	American Funds New Perspective R6 Fund	$2,583,048
	DFA	DFA Global Allocation 60/40 Portfolio	283,213
	DFA	DFA International Core Equity Portfolio Institutional Class	2,066,690
	DFA	DFA U.S. Targeted Value Portfolio Institutional Class	1,183,265
*	Fidelity	Fidelity 500 Index	11,367,905
*	Fidelity	Fidelity Contrafund R6 Fund	4,505,019
*	Fidelity	Fidelity Mid Cap Index Fund	4,068,168
*	Fidelity	Fidelity Real Estate Index	623,761
*	Fidelity	Fidelity Small Cap Index	1,275,201
*	Fidelity	Fidelity Total International Index	1,111,241
	Invesco	Invesco Developing Markets R6 Fund	1,235,975
	John Hancock	John Hancock Disciplined Value Mid-Cap Fund	948,883
	Metropolitan West	Metropolitan West Total Return Bond Fund	2,710,133
	T. Rowe Price	T. Rowe Price Growth Stock Fund	6,452,242
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	3,135,691
	Vanguard	Vanguard Equity Income Fund Admiral Shares	2,746,503
	Vanguard	Vanguard Intermediate-Term Investment-Grade Fund Admiral Shares	1,664,505
	Vanguard	Vanguard Target Retirement Income Fund	849,754
	Vanguard	Vanguard Target Retirement 2015 Fund Investor Shares	2,217,668
	Vanguard	Vanguard Target Retirement 2020 Fund Investor Shares	7,401,172
	Vanguard	Vanguard Target Retirement 2025 Fund Investor Shares	24,824,806
	Vanguard	Vanguard Target Retirement 2030 Fund Investor Shares	27,106,873
	Vanguard	Vanguard Target Retirement 2035 Fund Investor Shares	28,854,989
	Vanguard	Vanguard Target Retirement 2040 Fund Investor Shares	19,752,613
	Vanguard	Vanguard Target Retirement 2045 Fund Investor Shares	18,569,749
	Vanguard	Vanguard Target Retirement 2050 Fund Investor Shares	15,027,155
	Vanguard	Vanguard Target Retirement 2055 Fund Investor Shares	8,269,193
	Vanguard	Vanguard Target Retirement 2060 Fund Investor Shares	3,605,035
	Vanguard	Vanguard Target Retirement 2065 Fund Investor Shares	348,871
	Total Mutual Funds		204,789,321

	Stable Value Funds
*	Fidelity	Fidelity Managed Income Portfolio Class 2	4,646,718
	Morley	Morley Stable Value	512,267
	Total Stable Value Funds		5,158,985

*	WillScot Mobile Mini Holdings Corp	WillScot Mobile Mini Holdings Corp Common Stock Fund	2,956,929
*	Participants	Participant Loans**	4,355,709
	Total Investments		$217,260,944
(d) Historical cost is omitted as all investments are participant directed.
* Indicates a party-in-interest in the Plan.
** Interest rates range from 4.25% through 6.50%; maturity dates range from 2022 through 2033.

EXHIBIT INDEX
Exhibit filed with Form 11-K for the year ended December 31, 2021:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WillScot Mobile Mini 401(k) Plan

Date: June 17, 2022
/s/ Hezron Timothy Lopez
Hezron Timothy Lopez
Executive Vice President, Chief Legal and Compliance Officer & ESG